 Table of Contents

August 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Attn.:    Pamela A. Long

Re:	Aircastle Limited Registration Statement on Form S-1 (File No. 333-134669)

Ladies and Gentlemen:

We hereby join Aircastle Limited in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on August 7, 2006, or as soon thereafter as practicable.

In connection with the foregoing, please be advised of the following information related to the distribution of Preliminary Prospectuses by the undersigned:

– Date of Preliminary Prospectus:	July 25, 2006
– Dates of distribution:	July 26, 2006 – August 7, 2006
– Number of prospectuses distributed:	Approximately 18,000 copies

Very truly yours,
J.P. MORGAN SECURITIES INC. BEAR, STEARNS & CO. INC. CITIGROUP GLOBAL MARKETS INC. CALYON SECURITIES (USA) INC. DEUTSCHE BANK SECURITIES INC.

By: J.P. MORGAN SECURITIES INC.
By:	/s/ Bill Contente
Authorized signatory